December 11, 2019

Matthew Wolfson
Chief Executive Officer
Electromedical Technologies, Inc.
16561 N. 92nd Street, Suite 101
Scottsdale, AZ 85260

       Re: Electromedical Technologies, Inc.
           Registration Statement of Form S-1
           Filed November 12, 2019
           File No. 333-234623

Dear Mr. Wolfson:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Because you are not eligible to conduct a primary at-the-market offering, please revise your prospectus throughout to clarify that the shares in the Primary Direct Offering will be made at a fixed price for the duration of the offering. In addition, we note that selling stockholders may sell the shares of common stock described in the prospectus in a number of different ways and at varying prices. Please note that the OTC Markets Pink is not an established public trading market into which the selling stockholder may offer and sell its shares of common stock at other than a fixed price. Given the absence of an existing trading market for your common stock, please disclose the fixed price at which the selling stockholders will sell the shares for the duration of the offering. Refer to Item 501(b)(3) of
       Regulation S-K.
 Matthew Wolfson
FirstName LastNameMatthew Inc.
Electromedical Technologies, Wolfson
Comapany11, 2019
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2. Since you do not meet the requirements in General Instruction VII to Form S-1, please delete the statement that your subsequently filed periodic and current reports are incorporated by reference into the prospectus.
Our Business and Corporate History, page 6

3. Please quantify the amount of common shares that were sold and proceeds that were received in the Regulation A offering. Please also disclose when that offering was terminated.
4. To the extent that you highlight in the Summary a product that has not yet received FDA clearance/approval, please clarify the current lack of FDA regulatory approval. In this regard, it does not appear that you have FDA clearance/approval for the new POD devices that you intend to offer to military veterans.
5. Please provide the basis for the market statistics cited in the sixth paragraph of this section. Please also clarify what portion of the 22 million military veterans have conditions that would be addressed by your products.
Summary Financial Information, page 7

6. Please reconcile the net loss disclosed here for the year ended December 31, 2017 of
         $(53,707) with the financial statements on page 47 which disclose a net loss of
         $(510,412).
Risks Factors, page 9

7. Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please describe this going concern opinion and how it impacts your business operations. Additionally, please disclose your working capital deficit and net losses to date.
8. With reference to your disclosures on pages 19-20, please add a risk factor highlighting that the primary offering does not require that a minimum number of shares be sold and as such you may not receive sufficient funding to achieve the $4.85 million in gross proceeds necessary to "implement your minimum business plan." Also, disclose, if true, that investor funds are at risk to be utilized solely for offering and routine administrative expenses if you do not raise sufficient funds in the offering.
Plan of Distribution, page 24

9. Please explain why potential investors must confirm that they are purchasing shares in a state providing for an exemption from registration.
Certain Relationships and Related Transactions, page 26

10. For each transaction described in this section, please name the related person and the basis on which the person is a related person.
 Matthew Wolfson
FirstName LastNameMatthew Inc.
Electromedical Technologies, Wolfson
Comapany11, 2019
December NameElectromedical Technologies, Inc.
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11. Please describe how the estimated number of conversion shares issuable pursuant to the
         KISS agreement is calculated. Discuss, as applicable, whether the current default impacts the terms of the note.
Principal Products and Services, page 30

12. Please identify clearly each product that is FDA cleared/approved for marketing in the
         United States and also identify any other material market(s) where the product is sold.
         With respect to FDA cleared/approved products, please disclose:
           when you received FDA clearance/approval and the indicated use(s) for the device;
           whether the product is a Class I, II, or III device; and whether it received 510(k) clearance or premarket approval.
13. In this section and elsewhere in the prospectus you refer to your WellnessPro POD device as a "clinical-grade" device. Please explain what you mean by clinical-grade. Please also disclose the status of FDA approval for the WellnessPro POD and the Wellness ION Pen.
Strategy, page 31

14. Please revise to provide support for your claim concerning your "product's ability to deliver uncommon levels of pain relief (and) better quality of life and wellness for thousands of customers."
Intellectual Property, page 33

15. Please disclose the duration of your material patents and indicate whether you directly own or license the patents.
Regulation, page 33

16. Please expand the disclosure on page 33 to more fully describe the FDA approval process and the nature of regulatory oversight. For example, include in your disclosure the duration of the process, post-market reporting and record keeping requirements and remedies for noncompliance.
Description of Property, page 34

17. Please revise to expand your disclosure in this section to cover the production facility to which you refer in the Manufacturing section on page 33.
Alternatively, please revise
         your disclosure on page 33 to clarify that all production, including product assembly, is conducted at third-party facilities.
Management's Discussion and Analysis
Going Concern, page 35

18. We note the statement in this section that management is endeavoring to commence revenue-generating operations, which appears inconsistent with the reported results in the
 Matthew Wolfson
FirstName LastNameMatthew Inc.
Electromedical Technologies, Wolfson
Comapany11, 2019
December NameElectromedical Technologies, Inc.
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FirstName LastName
         financial statements. Please reconcile.
Management's Discussion and Analysis
Operating Results, page 36

19. We note that you present selling, general and administrative expenses, net loss and accumulated net losses excluding non-cash items. Please note that disclosure of GAAP-
         based amounts excluding the impact of non-cash items creates non-GAAP measures under
         Item 10(e) of Regulation S-K. Accordingly, please revise to provide all of the disclosures required by Item 10(e) of Regulation S- K or revise the discussion to avoid presentation of non-GAAP measures.
Executive and Director Compensation, page 41

20. Please revise your prospectus to provide a summary compensation table and a narrative description of any material factors necessary to an understanding of the information disclosed in the table. Refer to Items 402(n) and (o) of Regulation S-K. Please also include a table of outstanding equity awards at fiscal year end. Refer to Item 402(p) of
         Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 42

21. Please tell us why the conversion shares under the KISS agreement are not included in the shares owned by Blue Ridge Enterprises LLC. We note that the agreement is currently in default and the obligation matured in July 2019.
Legal Matters, page 43

22. Please revise to clarify whether Mailander Law Office will pass upon the validity of the shares to be sold by the selling stockholders that are included in the prospectus.
Financial Statements for the Years Ended December 31, 2018 and 2017
Note 2 - Summary of Significant Accounting Policies
Going Concern, page 50

23. We note that you present here and on page 63 the non-GAAP measure working capital deficit excluding customer deposits and related party KISS liability and on page 63 the non-GAAP measure accumulated net losses excluding non-cash expenses. Please note that under Rule 10(e)(1)(ii)(C) of Regulation S-K, it is not appropriate to include non-
         GAAP measures in the notes to your financial statements. Please revise the footnotes to remove these non-GAAP measures.
 Matthew Wolfson
Electromedical Technologies, Inc.
December 11, 2019
Page 5
Interim Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 63

24. We note that you adopted ASC 606 effective January 1, 2018 using the modified retrospective basis. However, under the modified retrospective basis prior periods are not restated. Please revise your disclosure to clarify the date on which ASC 606 was adopted and the transition method used.
25. As a related matter, we note that you reference the revenue recognition criteria from SAB
         Topic 13A which was superseded by ASC 606. Please confirm, if true, that your revenue recognition was not impacted by the adoption of ASC 606 and revise your disclosures accordingly.
Exhibits

26. Please have counsel revise the legal opinion filed as Exhibit 5.1 to reflect, if true, that the shares being offered by the selling shareholders are already outstanding. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19.
General

27. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
28. We note your disclosure that Mr. Wolfson will offer 10 million shares on behalf of the company in the Direct Primary Offering. We further note that the registration statement covers the resale of 2 million shares beneficially owned by Mr. Wolfson. Accordingly, please tell us whether Mr. Wolfson will offer his shares for resale during the pendency of the Direct Primary Offering.
29. Please revise your disclosure throughout to explain whether you will be registering your common stock under the Exchange Act in connection with this offering. If not, then add a separate risk factor to explain that you will not be subject to the proxy rules under Section
       14 of the Exchange Act, the prohibition of short-swing profits under
Section 16 of the
       Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g)
FirstName LastNameMatthew Wolfson
       of the Exchange Act, and that your periodic reporting obligations under
Section 13(a) will
Comapany NameElectromedical Technologies, Inc.
       be automatically suspended under Section 15(d) of the Exchange Act to the extent that
December 11, 2019 Page 5 300 shareholders.
       you have fewer than
FirstName LastName
 Matthew Wolfson
FirstName LastNameMatthew Inc.
Electromedical Technologies, Wolfson
Comapany11, 2019
December NameElectromedical Technologies, Inc.
Page 6
December 11, 2019 Page 6
FirstName LastName
30. We note that your forum selection provision in Article VII of your Certificate of
         Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker at (202) 551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Tad Mailander